
Trade
crypto
without the
middle-man

PITCH VIDEO   INVESTOR PANEL

INVEST IN **SWOPBLOCK**

Crypto's first autonomous trading network—100% owned by the people, for the people

swopblock.com   Martinsburg, PA

Technology | Marketplace | Fintech & Finance | SaaS | Blockchain & Web3

Highlights

1. Over 20 million of our crypto has been reserved for investors.
2. Poised to shake up a massive $1 Trillion market with a blazing 28.3% CAGR (U.S. Market)!
3. Patent pending on our cutting-edge Consensus Mechanism and Liquidity Stream!
4. Swopblock APP V1.1 UX designs are done—now in Alpha testing!
5. Swopblock's open-source protocol is live on GitHub—developers, dive in and build with us!

Featured Investor



Dan Tran
Syndicate Lead

Follow

Invested $100,000

An Angel investor with a passion for nurturing innovation and fostering entrepreneurial talent.

"Why I invested in Swopblock? I typically look for innovative companies with disruptive and scalable solutions; solutions that have potential for mass users adoption and a shift in consumer behavior. Swopblock has a potential to be that company. Swopblock is a crypto trading protocol that's built from the ground up. Its protocol allow autonomous crypto trading between peers without the middle-man. Swopblock protocol provide the liquidity stream needed for an decentralized exchange system. It allow you to keep custody of your crypto asset even while trading thus bringing the safety of self custody wallet to crypto trading. With these technological innovations, I truly believe that Swopblock has a potential to disrupt the decentralized exchanges space and could become a game changer. I also look for a passionate, smart and driven management team. I know Jeff and Austin are determined and accomplished entrepreneurs who are constantly working to make their company better. Their complementary technical skill set is a great asset for scaling this technology to the next level. I am excited to be on board with a winning team and look forward to being a part of their effort to change an industry. If you want to be a part of this exciting future come join us."

Our Team



Jeff Hilde CEO / Inventor & Founder

• Research Engineer who led development of A.I. innovations for the Office of Naval Research • Sole inventor behind 11 patents • 30+ years of leading software development

I've been studying and researching digital currencies and blockchain technology for the past 20+ years. When cryptocurrencies emerged I recognized that blockchain technology would be the ideal platform for the implementation and launch of our currency exchange innovation, Swopblock



Austin Hilde CCO / Communications

• Lead creative for emerging technologies while at Amazon's Global Ad Agency • Launched Amazon's various Alexa products: Echo 2, Fire TV, Amazon Music, and more

Our Pitch


swopblock
Crypto's first autonomous trading network
No more middlemen:
Cross-chain freedom with
self-custodial control.



Business sectors

Blockchain, Web3, SaaS, Fintech, B2B, Market Maker, and Software

Phase

Start-up: Seeking Crowdfunding

THE PROBLEM


CEO of FTX

Third-party "secured" crypto trades

Crypto exchanges have faced massive hacks and fraud (think Mt. Gox, FTX). Every year, billions disappear because third-party trading systems are vulnerable by design.

The problem? Exchanges can't offer self-custody for cross-chain trades (like BTC to ETH). Instead, they use bridges, liquidity pools, and other intermediary elements—adding risks.

While self-custody trading eliminates these risks, it has remained limited to ***single-chain*** networks. Trading crypto ***cross-chain*** with this standard of protocol security has ***not*** been possible—until now.



WIRED

Mar 3, 2014

"Bitcoin exchange Mt. Gox filed for bankruptcy last week, saying hackers had stolen the equivalent of $460 million..."

The New York Times

Jan 12, 2023

"FTX filed for bankruptcy in November after a run on customer deposits exposed an $8 billion hole in its accounts."

COMPETITIVE ADVANTAGE

Cross-chain freedom + Self-custodial control

In a ***market of 600+ exchanges,*** Swopblock's ground-breaking innovation redefines crypto trading by offering the only cross-chain solution *with* protocol secured transactions: Leaving you in full control of your trades.


Cross-blockchain Exchanges
Swopblock's Innovation
Protocol-secured Exchanges

THE INNOVATION

Swopblock reinvents crypto trading:

- No Central Exchange
- No DEX
- No Platform
- No Tokens
- No Peer-to-Peer



Exchange crypto without an exchange.

Seamlessly trade between Bitcoin and Ethereum using Swopblock's ***protocol-driven liquid crypto.***

THE SOLUTION

Trade crypto without the middle-man.

Experience the future of crypto trading—a revolutionary protocol-driven solution that puts you in full control. Trade cross-chain between BTC and ETH at real-time market prices, ***completely trust-less*** without any third-party meddlers.


Your Wallet
$26,605.25
Live
Today
1W
1M
5M
1Y
50%
$2,628.20



Trade from your wallet.

Swopblock leverages the protocol security features already built-in to the native blockchains, enabling ***direct wallet-to-wallet trading*** with zero human intervention.

Trade with the market.

Instantly price-lock your orders into the flow of Swoblock's Liquidity Stream and enjoy ***live trading*** without the need to identify counter-parties or rely on an exchange party.

THE CRYPTO

Introducing SWOBL: The people's universal medium of exchange.

SWOBL powers Swopblock's trading protocol—Liquefying previously isolated crypto-networks (like BTC or ETH) into a ***universal-network.***




Owned by
the people.
$SWOBL is fully distributed across all users' wallets, putting the power of trade directly in the hands of the people
To empower
the people.
As trading demand grows, the supply of $SWOBL in circulation shrinks, driving its value higher—prospering $SWOBL holders.

How investors expect to profit with $SWOBL:

Exclusive Investor Rewards

To reward early backers, Swopblock is **giving away $SWOBL** to investors based on their investment size—the earlier and larger the investment, the greater the allocation. This high-value perk goes way beyond Swopblock equity (See "Investor Perks" slide for more details).

Limited Supply – $SWOBL has a **fixed supply of only 52.8 million**, ensuring no inflation or dilution. Investors have already secured over 20 million, increasing supply scarcity.

Rising Demand – As users adopt Swopblock's trading solution, network trading volume will increase, driving up demand for $SWOBL.

Increasing Value – Since $SWOBL is the network's medium of exchange, growing usage puts more demand on its circulating supply, naturally pushing its value higher.

Expanding Market – As more cryptocurrencies (beyond BTC and ETH) integrate into Swopblock, they bring more liquidity, more users, and more trading opportunities—further strengthening $SWOBL's value.

Capital Gains – Owners of $SWOBL will realize profits by selling it as it gains value. **Secure your share now—Early Bird investors get 2X $SWOBL Perks!**



MARKET OPPORTUNITY
A ~$1 trillion market is holding out for a trading solution like Swopblock.
85% of Bitcoin is out of circulation on self-custodial wallets
Swopblock's trading solution offers this same self-custodial security.


Only 15% of Bitcoin
is in circulation
on 600+ exchanges
- Reflexivity Research
TAM
1T
SAM
1.5B
SOM
22M

85% of the crypto market is sidelined:

 Only 15% of Bitcoin is in circulation on exchanges, the remaining 85% is out of circulation sitting in users wallets waiting for a crypto trading innovation like Swopblock that uses protocol-security, a solution with the same level of security already trust with their crypto wallets. This makes for an incredible market opportunity for Swopblock.

Total Addressable Market = $1 Trillion (BTC + ETH Market Caps)

Serviceable Addressable Market = $1.5 Billion (TAM divided by 600+ Exchanges)

Serviceable Obtainable Market = $22 Million (*50% CAGR for 10 Years to SAM)

**Past 4 Year CAGR of BTC and ETH*



REVENUE MODEL
1
Capital Gains
As CRYPTO trading volume increases, the price of Swopblock's medium of exchange increases exponentially.
This fixed supply of inventory will be sold using our ICO pricing protocol, allowing Swopblock and the $SWOBL community to profit on these gains.
2
Ordinary Income



2 Ordinary Income

Swopblock and the $SWOBL community will profit from transaction fees and rewards.

3 License Subscriptions

Swopblock core software will be free to most, but will generate software license revenue for premium features.

TRACTION + ROAD MAP

2021



$690.7k Raised
926 Investors



18M Crypto Reserved
for Investors



White Paper
Details Posted




Swopblock App
Designed & in Alpha
Liquidity Stream
Patent Filed
2025
Launching Open-Source
Protocol on GitHub
Launch Testing
Network
Forward looking projections cannot be guaranteed.

Your support powers these key milestones:

ICO Launch – We're aiming for our **Initial Coin Offering (ICO)** to hit within 12 months of funding success! This will officially activate $SWOBL.

Web Interface – We're developing a **powerful command-line interface** for advanced users, demonstrating transactions using the Swopblock protocol.

Launch Test Network – Before going live, we'll roll out a **test network** to fine-tune performance, security, and scalability—ensuring everything runs smoothly.

App Launch – The Swopblock mobile app is in Alpha now! With it, users will be able to **trade $SWOBL for $BTC, $ETH, or hold for potential future gains.**

INVESTOR PERKS

Invest in Swopblock. Get crypto as a Perk.

Swopblock is giving away $SWOBL to investors. Over ***20 million $SWOBL*** of Swopblock's fixed supply of 52.8 million $SWOBL have already been reserved for investors.

Invest at	Perk
INVEST AT $250 OR OVER	Get 100 $SWOBL
INVEST AT $500 OR OVER	Get 500 $SWOBL + All lower level Perks
INVEST AT $1,000 OR OVER	Get 1,500 $SWOBL + All lower level Perks
INVEST AT $2,500 OR OVER	Get 5,000 $SWOBL + All lower level Perks
INVEST AT $5,000 OR OVER	Get 12,500 $SWOBL + All lower level Perks


INVEST AT
$10,000
OR OVER
Get 30,000 $SWOBL
+ All lower level Perks

Video Content Chapters:

Downloads

Swopblock Whitepaper 2025.pdf

Articles of Agreement 2025.pdf

Executive Summary 2025.pdf

Swopblock Pitch Deck 2025.pdf